SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CADIZ, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127537207

(CUSIP Number)

Lampe, Conway & Co., LLC

680 Fifth Avenue – 12th Floor

New York, New York 10019-5429

Tel: 212.581.8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 127537207	Page 2 of 15 Pages

1	Name of reporting persons LC Capital Master Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,520,921
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,520,921
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 127537207	Page 3 of 15 Pages

1	Name of reporting persons LC Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,520,921
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,520,921
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%
14	Type of reporting person (see instructions) PN, HC

SCHEDULE 13D

CUSIP No. 127537207	Page 4 of 15 Pages

1	Name of reporting persons LC Capital Advisors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,520,921
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,520,921
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%
14	Type of reporting person (see instructions) OO, HC

SCHEDULE 13D

CUSIP No. 127537207	Page 5 of 15 Pages

1	Name of reporting persons LC Capital Offshore Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,520,921
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,520,921
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 127537207	Page 6 of 15 Pages

1	Name of reporting persons Lampe, Conway & Co., LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,520,921
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,520,921
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%
14	Type of reporting person (see instructions) OO, IA

SCHEDULE 13D

CUSIP No. 127537207	Page 7 of 15 Pages

1	Name of reporting persons Steven G. Lampe
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,508
	8	Shared voting power 5,520,921
	9	Sole dispositive power 145,508
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,666,429
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.0%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 127537207	Page 8 of 15 Pages

1	Name of reporting persons Richard F. Conway
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,520,921
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,520,921
11	Aggregate amount beneficially owned by each reporting person 5,520,921
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 127537207	Page 9 of 15 Pages

This filing amends that certain initial Schedule 13D filed on October 28, 2010, as amended by Amendment No. 1 filed November 5, 2010 and Amendment No. 2 filed March 19, 2014 (collectively, the “Schedule 13D”), by the Reporting Persons (defined below).

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D Amendment relates is the common stock (the “Common Stock”) of Cadiz, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 550 S. Hope Street, Suite 2850, Los Angeles, CA 90071.

Item 2.	Identity and Background.

This Schedule 13D Amendment is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(a)	LC Capital Master Fund, Ltd. (the “Master Fund”)

LC Capital Partners, L.P. (“Partners”)

LC Capital Advisors, LLC (“Advisors”)

LC Capital Offshore Fund, Ltd. (“Offshore Fund”)

Lampe, Conway & Co., LLC (“LC&C”)

Steven G. Lampe (“Steven Lampe”)

Richard F. Conway (“Richard Conway”)

Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, general partners, managing members or controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and the principal occupation and place of business, and citizenship of each Covered Person.

(b)	The principal business address of the Master Fund is:

Queensgate House

South Church Street

Georgetown, Grand Cayman

Cayman Islands

The principal business address of the Reporting Persons other than the Master Fund is c/o Lampe, Conway & Co., LLC, 680 Fifth Avenue – 12th Floor, New York, New York 10019.

(c)	The principal business of each of the Reporting Persons is:

Master Fund invests in securities;

Partners serves as a fund through which the assets of its partners will be utilized to invest in mispriced and undervalued securities;

Advisors provides financial and investment advisory services;

Offshore Fund is a pooled investment fund;

LC&C provides investment advice; and

Steven Lampe and Richard Conway provide investment management.

(d)(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any persons listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 127537207	Page 10 of 15 Pages

(f) The place of formation or citizenship, as applicable, of each Reporting Person is set forth below. The citizenship of each Covered Person is listed on Annex A hereto and incorporated by reference.

Master Fund is a Cayman Islands company.

Partners is a Delaware limited partnership.

Advisors is a Delaware limited liability company.

Offshore Fund is a Cayman Islands company.

LC&C is a Delaware limited liability company.

Steven Lampe is a citizen of the United States of America.

Richard Conway is a citizen of the United States of America.

Although this filing is being made jointly by the Reporting Persons, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Between March 11, 2015 and March 16, 2015, the Reporting Persons disposed of $246,000 face amount of Issuer’s 7.00% Convertible Notes Due 2018 (the “2018 Notes”) in open market sales at a weighted average price of $1,479.33 per $1,000 in face amount of the 2018 Notes at prices of $1,478.57 and $1,479.84 per $1,000 in face amount of the 2018 Notes. The 2018 Notes had been issued pursuant to an Exchange Agreement, dated March 1, 2013, by and among the Issuer, Master Fund and other parties thereto, and an Indenture, dated March 5, 2013 and subsequently amended (the “2018 Notes Indenture”), between the Issuer and U.S. Bank National Association (successor to The Bank of New York Mellon Trust Company, N.A.), as trustee. The terms of the 2018 Notes Indenture provided Master Fund the right, at its election, at any time from time to time, to convert the 2018 Notes, including all accreted principal, on the conversion date into Common Stock at the conversion price of $8.05 per share. Each Reporting Person undertakes to provide to Cadiz Inc., any security holder of Cadiz Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the aggregate principal amount of the 2018 Notes sold at each separate price.

On December 10, 2015, pursuant to a Note Exchange Agreement, dated as of November 23, 2015 (the “Second Exchange Agreement”), by and among the Issuer, Master Fund and other parties thereto, Master Fund submitted for exchange $26,480,000 face amount of 2018 Notes for an equal face amount of the Issuer’s new 7.00% Convertible Notes Due 2020 (the “2020 Notes”). The 2020 Notes are to be issued pursuant to the terms of the Second Exchange Agreement and an Indenture, dated December 10, 2015 (the “2020 Notes Indenture”), between the Issuer and U.S. Bank National Association, as trustee. The terms of the 2020 Notes Indenture provide that the amounts of principal accretion with respect to the 2020 Notes shall be determined as if the 2020 Notes had been issued and accretion had commenced on March 5, 2013. The terms of the 2020 Notes Indenture also provide Master Fund the right, at its election, at any time from time to time, to convert the 2020 Notes, including all accreted principal, on the conversion date into Common Stock at the conversion price of $6.75 per share.

The Reporting Persons acquired and hold the securities of the Issuer (the “Securities”) that are the subject of this filing for investment purposes, and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to the Issuer’s business, financial position, strategic direction and prospects, price

SCHEDULE 13D

CUSIP No. 127537207	Page 11 of 15 Pages

levels of the Common Stock of the Issuer, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause their affiliates to acquire additional Securities, dispose of some or all of their Securities or continue to hold the same (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors and stockholders of the Issuer and other parties concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, each of the Reporting Persons has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) According to Issuer’s Prospectus Supplement filed November 23, 2015, there were 17,871,374 shares of Common Stock outstanding as of November 20, 2015.

(b) Beneficial ownership of Securities by the Reporting Persons is a follows:

Holder	Number	Security
Master Fund and its affiliates	5,520,921	Aggregate shares of Common Stock consisting of:
		4,761,429	Common Stock issuable upon conversion of the 2020 Notes at the conversion price of $6.75 per share (1)
		759,492	Common Stock

Steven Lampe	145,508		Common Stock

(1)	Includes principal accretion relating to the period from March 5, 2013 through December 5, 2015, but excludes principal accretion relating to the period from December 5, 2015 through the date of the exchange.

The voting and dispositive power of the Reporting Persons is summarized below:

	Sole Voting	Sole Dispositive	Shared Voting	Shared Dispositive	Percent of Class
Master Fund	0	0	5,520,921	5,520,921	24.4%
Partners	0	0	5,520,921	5,520,921	24.4%
Advisors	0	0	5,520,921	5,520,921	24.4%
Offshore Fund	0	0	5,520,921	5,520,921	24.4%
LC&C	0	0	5,520,921	5,520,921	24.4%
Steven Lampe	145,508	145,508	5,520,921	5,520,921	25.0%
Richard Conway	0	0	5,520,921	5,520,921	24.4%

The Securities, except for the Common Stock owned solely by Steven Lampe, are owned by Master Fund. The Securities may also be deemed to be beneficially owned by the other Reporting Persons by virtue of the following:

SCHEDULE 13D

CUSIP No. 127537207	Page 12 of 15 Pages

(i) Partners and Offshore Fund beneficially own 100% of the outstanding shares of Master Fund; (ii) Advisors is the sole general partner of Partners; (iii) LC&C is investment manager to Master Fund, Partners, and Offshore Fund pursuant to certain investment management agreements and shares voting and dispositive power over the Securities; and (iv) Steven Lampe and Richard Conway are the sole managing members of each of Advisors and LC&C and, therefore, have indirect voting and dispositive power over Securities held by Master Fund. Each Reporting Person, other than Master Fund, specifically disclaims beneficial ownership of the Securities reported herein except to the extent of his or its pecuniary interest therein, if any.

(c) Except as disclosed in Item 4, the Reporting Persons have not engaged in any transactions in the Securities in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.	Material to Be Filed as Exhibits.

None.

SCHEDULE 13D

CUSIP No. 127537207	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2015

LC Capital Master Fund, Ltd.		LC Capital Partners, L.P.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Director		Richard F. Conway, Partner

LC Capital Advisors, LLC		LC Capital Offshore Fund, Ltd.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Managing Member		Richard F. Conway, Director

Lampe, Conway & Co., LLC
/s/ Stephen G. Lampe
Steven G. Lampe
		By:	/s/ Richard F. Conway
Richard F. Conway, Managing Member
/s/ Richard F. Conway
Richard F. Conway

SCHEDULE 13D

CUSIP No. 127537207	Page 14 of 15 Pages

ANNEX A

MANAGERS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Persons indicated below.

LC CAPITAL MASTER FUND, LTD.

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business

Richard F. Conway	Director	Investment Management	United States of America	(1)

Don Seymour	Director	Managing Director of dms Management Ltd.	Cayman Islands	c/o dms Management Ltd. dms House, 20 Genesis Close, P.O. Box 31910 Grand Cayman KY1-1208 Cayman Islands

Peter Young	Director	President & Chief Operating Officer of Advanced Fund Administration (Cayman) Ltd.	Cayman Islands	Advanced Fund Administration (Cayman) Ltd., 122 Mary Street, 5th Floor, Zephyr House, P.O. Box 1748, Grand Cayman KY1-1109, Cayman Islands

LC CAPITAL PARTNERS, L.P.

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business

LC Capital Advisors, LLC	General Partner	Investment Advice	Delaware	(1)

LC CAPITAL ADVISORS, LLC

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business

Richard F. Conway	Managing Member	Investment Management	United States of America	(1)

Steven G. Lampe	Managing Member	Investment Management	United States of America	(1)

SCHEDULE 13D

CUSIP No. 127537207	Page 15 of 15 Pages

LC CAPITAL OFFSHORE FUND, LTD.

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business

Richard F. Conway	Director	Investment Management	United States of America	(1)

LAMPE, CONWAY & CO., LLC

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business

Richard F. Conway	Managing Member	Investment Management	United States of America	(1)

Steven G. Lampe	Managing Member	Investment Management	United States of America	(1)

(1)	c/o Lampe, Conway & Co., LLC, 680 Fifth Avenue – 12th Floor, New York, New York 10019-5429